

October 23, 2018

Jim Schutz
Chief Executive Officer
Sonoma Pharmaceuticals, Inc.
1129 N. McDowell Blvd.
Petaluma, CA 94954

   Re: Sonoma Pharmaceuticals, Inc.
     Registration Statement on Form S-1
     Filed October 12, 2018
     File No. 333-227806

Dear Mr. Schutz:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Dorrie Yale at 202-551-8776 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Healthcare & Insurance

cc: Amy Trombly